Exhibit 4.8

English summary of Principal Terms of Lease Agreement, dated March 22, 2015, by and between Mintz K. Construction Company Ltd. (the “Landlord”), as landlord, and Galmed Research and Development Ltd. (the “Company”), as tenant (the “Lease”).

The Lease

•	Premises Covered by the Lease: Approximately 356 square meters and 6 parking spaces (not marked), with an option to rent more parking spaces subject to availability, located in 16 Tiomkin St., Tel Aviv, Israel (the “Premises”).

•	Permitted Use of Premises: Managing the Company’s and/or its parent company and/or its subsidiaries offices.

•	Term of Lease: March 22, 2015 to March 21, 2019, provided however that the Company has the an option to extend the initial term of the lease in additional two years period from March 22, 2019 to March 21, 2021.

•	Fees: Monthly rental fees payable quarterly in an aggregate amount of NIS 49,128 plus VAT for the period between March 22, 2015 and March 21, 2017 (subject to a two months grace for the first two months of the lease term and an additional one month grace at the beginning of the second year of the lease term), which shall be increased to a quarterly amount of NIS 51,090 plus VAT for the period between March 22, 2017 and March 21, 2019. The rental fees are linked to the Israeli consumer price index of March 2015.

During the option period, the rental fees will increase to a quarterly amount of NIS 70,761 plus VAT for the period between March 22, 2019 and March 21, 2021.

•	Expenses: The Company bears all customary expenses associated with the use of the Premises, including, but not limited to, Premises’ management fees.

•	Security: The Company provided the Landlord with (i) an autonomous bank guarantee of NIS 103,000; and (ii) during the performance of the adjustment work an autonomous bank guarantee of NIS 100,000, both linked to the Israeli consumer price index.

•	Construction activities: Under the Lease, the Landlord reserved rights to perform construction activities on the Premises building on its behalf or by other tenants, and the Company agreed to the above, provided such activities do not prevent reasonable access to the Premises.

•	Modifications of Premises: The Company may modify the Premises to the extent such modifications are required for adjustment of the Premises for the permitted use, at Company’s cost and subject to a Landlord’s prior written consent, entering applicable insurance and the provisions of the Security detailed above, provided that such modifications shall be completed within 6 months of the execution of the Lease Agreement. Additionally, the Company reserved the right to perform non-material and/or internal modifications to the Premises which are not related to the Premises infrastructure or have implications on the Premises exterior.